**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**September 19, 2017**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Despegar.com, Corp.**

**File No. 333-219973 - CF# 35275**

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Despegar.com, Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on August 15, 2017, as amended.

Based on representations by Despegar.com, Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.1 | through July 12, 2027 |
| Exhibit 10.2 | through July 12, 2027 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary